                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

---------------------------------------
IN RE: GENENCOR INTERNATIONAL, INC.   :   Consolidated
SHAREHOLDERS LITIGATION               :   C.A. No. 1052-N
                                      :
---------------------------------------

                   CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

     Plaintiffs, by the undersigned attorneys, make the following allegations upon information and belief, except as to those allegations specifically pertaining to plaintiffs or which are predicated upon, inter alia, a review of public filings made with the Securities and Exchange Commission ("SEC"), press releases and reports, and an investigation undertaken by plaintiffs' counsel

                                   THE PARTIES

     1. Plaintiffs Ronald Zappolla, Mirfred Partners LLC, and Walter Sloboda
("plaintiffs") are the owners of common stock of Genencor International, Inc.
("Genencor" or the "Company") and have been the owners of such shares continuously since prior to the wrongs complained of herein.

     2. Genencor is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located in Palo
Alto, California. Genencor is a diversified biotechnology company that develops and delivers products and services to the industrial, consumer, agri-processing and health care markets.

     3. Defendant Eastman Chemical Co. ("Eastman") is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located in Kingsport, Tennessee. Eastman is a global chemical company engaged in the manufacture and sale of a portfolio of chemicals, plastics and fibers. Eastman owns and/or controls approximately 42.2%
of the outstanding common stock of Genencor and 50% of the Company's preferred stock. As a controlling shareholder of Genencor, Eastman owes fiduciary duties of good faith, fair dealing,

loyalty, candor, and due care to plaintiffs and the other members of the Class.

     4. Defendant Danisco AS ("Danisco") is a Danish supplier of food ingredients. Danisco owns and/or controls approximately 42.2% of the outstanding common stock of Genencor and 50% of the Company's preferred stock. As a controlling shareholder of Genencor, Danisco owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiffs and the other members of the Class.

     5. Defendant Jean-Jacques Bienaime ("Bienaime") is and at all relevant times has been the President, Chief Executive Office and Chairman of the Board
of Directors of Genencor. Bienaime owns and/or controls 369,946 shares of
Genencor common stock, including 366,666 options to purchase shares of common stock. Bienaime also owns 75,000 restricted shares.

     6. Defendant Theresa K. Lee ("Lee") is and at all times relevant hereto has been a director of Genencor. Lee has worked for Eastman since 1987, currently serving as Senior Vice President, Chief Legal Officer and Corporate Secretary.
Lee owns and/or controls 1000 shares of Genencor common stock.

     7. Defendant Gregory O. Nelson ("Nelson") is and at all times relevant hereto has been a director of Genencor. Nelson has worked for Eastman since
1982, currently serving as Senior Vice President and Chief Technology Officer.
Nelson also serves as Vice Chairman of the Board of Eastman Credit Union. Nelson
owns and/or controls 500 shares of Genencor common stock.

     8. Defendant James P. Rogers ("Rogers") is and at all times relevant hereto has been a director of Genencor. Rogers has worked for Eastman since 1999, currently serving as Executive Vice President. Rogers also currently serves as
President of Eastman Division, of which he previously served as Chief Operations
Officer. Rogers owns and/or controls 17,500 shares of Genencor common stock.

                                        2

     9. Defendant Robert H. Mayer ("Mayer") is and at all times relevant hereto has been a director of Genencor. Mayer has worked for Danisco since 1981, currently serving as Executive Vice President. Mayer has been a member of
Danisco's Executive Board since 1999 and was the President of Danisco USA from
1981 until 1999. Mayer owns 1400 shares of Genencor common stock.

     10. Defendant Jorgen Rosenlund ("Rosenlund") is and at all times relevant hereto has been a director of Genencor. Rosenlund has worked for Danisco since
1992, currently serving as Vice President, Gruop General Counsel. Rosenlund does not own any shares of Genencor common stock.

     11. Defendant Soren Bjerre-Nielsen ("Bjerre-Nielsen") is and at all times relevant hereto has been a director of Genencor. Bjerre-Nielsen has worked for
Danisco since 1995, currently serving as Executive Vice President and Chief
Financial Officer. He has also been a member of Danisco's Executive Board since
1995. Bjerre-Nielsen owns and/or controls 2025 shares of Genencor common stock.

     12. Defendant Bruce C. Cozadd ("Cozadd") is and at all times relevant hereto has been a director of Genencor. Cozadd served as a member of the
Strategic Committee (as defined herein) and as chairman of the First, Second and
Third Special Committees (as defined herein) for which he has received over
$100,000 in compensation. Cozadd owns and/or controls options to purchase 52,999 shares of Genencor common stock.

     13. Joseph A. Mollica ("Mollica") is and at all times relevant hereto has been a director of Genencor. Mollica serves as chairman of the Company's
Nominating and Governance Committee and served as a member of the First, Second and Third Special Committees (as defined herein) for which he received over
$50,000 in compensation. Mollica owns and/or controls options to purchase

                                        3

52,999 shares of Genencor common stock.

     14. Norbert G. Riedel ("Riedel") is and at all times relevant hereto has been a director of Genencor. Riedel serves as chairman of the Company's
Management Development and Compensation Committee ("MDCC") and served as a member of the First, Second and Third Special Committees (as defined herein) for which he received over $50,000 in compensation. Riedel owns and/or controls
53,299 shares of Genencor common stock, including options to purchase 52,999 shares.

     15. The defendants referred to in paragraphs 5 through 14 are collectively referred to herein as the "Individual Defendants."

     16. The Individual Defendants are in a fiduciary relationship with plaintiffs and the other public stockholders of Genencor, and owe them the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS

     17. Plaintiffs bring this action individually and as a class action, pursuant to Court of Chancery Rule 23, on behalf of themselves and the public shareholders of Genencor common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     18. This action is properly maintainable as a class action.

     19. The Class is so numerous that joinder of all members is impracticable.
As of January 26, 2005, there were approximately 8.2 million publicly-held shares of Genencor common stock outstanding.

                                        4

     20. There are questions of law and fact which are common to the Class including, inter alia, the following:

          (a)  whether the proposed transaction is grossly unfair to the Class;

          (b) whether plaintiffs and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and

          (c) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiffs and the other members of the Class.

     21. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

     22. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     23. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                                        5

                             SUBSTANTIVE ALLEGATIONS

                                   THE COMPANY

     24. Genencor is a biotechnology company that develops enzyme products for the industrial, consumer, and agri-processing markets. The Company's enzyme products are designed to break down cellulose, protein and starch, and have wide-ranging applications in fabric care, cleaning, textile processing, grain processing, animal fee and specialties areas.

     25. Genencor has enjoyed considerable business successes in recent years, and has significantly invested in research and development to ensure further growth in the future. In its February 13, 2003 press release announcing record revenues for fiscal year 2002, the Company's Chief Financial Officer was quoted as saving:

          "[i]n what was another challenging year for the economy, we are very pleased to have achieved record product and total revenues for 2002
          ... Our solid financial base and positive operating cash flow allow us to continue our investment in research and development."

     26. In the same press release, defendant Bienaime was quoted as stating;

          "[w]e are encouraged by our record revenues achieved this year and what it means for the future growth of our company. Our stable yet growing bioproducts business, coupled with emerging opportunities in areas such as Silicon Biotechnology, biofuels, and health care provide exciting growth potential for Genencor."

     27. Similarly, in a February 12, 2004 press release announcing yet another year of record revenues for 2003, the Company's Chief Financial Officer was quoted as stating:

          "[t]he company demonstrated its financial strength and discipline by ending 2003 with $167 million in cash, even after investing over $200 million in research and development and paying down $56 million in debt over the past three years . . . Genencor continues to provide investors with an attractive investment opportunity in the bright future of industrial and health care biotechnology."

                                        6

     28. On December 9, 2004, Genencor announced that it had signed an exclusive worldwide patent license agreement giving it the right to develop and commercialize two therapeutic product candidates for cancer from the Public
Health Service and the National Cancer Institute.

     29. On February 10, 2005, the Company announced its Fourth Quarter 2004 and
Year End Results, including impressive growth within the Bioproducts segment as well as significant progress in the Health Care Business. Specifically, the
Company reported that:

          [F]or the full year ended December 31, 2004, total revenues increased by 7% to S410.4 million, compared to $383.2 million in 2003. Product revenues in 2004 were a company record $389.8 million compared to
          $362.1 million in the same period in 2003. Fees and royalty revenues were $20.6 million in 2004 as compared to $21.0 million in the prior year. Net income available to common stockholders was $18.9 million, or $0.31 per diluted share, for the full year ended December 31, 2004, compared to $15.5 million, or $0.26 per diluted share, for the same period in 2003. For 2004, Genencor generated $62.6 million in cash flow from operations.

     30. Commenting on the Company's results, defendant Bienaime was quoted as stating:

          "In reviewing our accomplishments in 2004, we are very pleased with our record product revenues, the impressive growth within the
          Bioproducts segment and the very significant progress made in Health
          Care. In addition, over the past year our company has been the recipient of numerous awards of which we are most proud. Our technology for biomass conversion to ethanol was listed among R&D
          Magazine's 'Top 100 Technologically Significant Products for 2004',
          Genencor's 5-year and 12-month financial performance placed us on
          Forbes' 'Best 200 Small Companies List', and Genencor was recognized by several local and national publications as one of the 'best places to work' in both the San Francisco Bay Area and the nation.

     31. Reflecting Genencor's considerable business success and growth, the price per share of the Company's common stock has significantly and consistently increased since early 2003. The price per share of Genencor common stock impressively climbed from as low as $6.74 per share in mid 2002 to reach as high as $16.77 on October 28, 2004.

                                        7

                              OWNERSHIP OF GENENCOR

     32. Genencor was formed as a joint venture between Genentech, Inc. and
Corning, Inc. In 1987, Eastman Kodak Company acquired a 25% interest in
Genencor, Inc. The Company was incorporated in Delaware in 1989 and commenced operations in 1990 when Cultor Ltd. and Eastman Kodak Company formed a joint venture in the industrial biotechnology area and acquired Genencor, Inc. In
1993, Eastman Kodak Company transferred its 50% interest in Genencor to Eastman.
In 1999, Danisco acquired Cultor Ltd.

     33. In August 2000, Genencor completed its initial public offering of
8,050,000 shares of common stock at $18.00 per share, including 7,000,000 shares of common stock issued on July 28, 2000 in the initial offering and 1,050,000 shares of common stock issued on August 25, 2000 pursuant to the underwriters'
over-allotment option ("Genencor's IPO"). The aggregate net proceeds raised by
Genencor's IPO were approximately $132.7 million.

     34. Prior to December 1, 1991, the parties from whom Eastman and Danisco acquired their respective ownership interests in Genencor advanced funds to
Genencor in connection with the operation of Genencor's business such that as of
December 1, 1991, the funds advanced, together with interest thereon of approximately $12.6 million, totaled $97.0 million. On December 1, 1991,
Genencor and the parties from whom Eastman and Danisco acquired their respective ownership interests in Genencor agreed to exchange the $97.0 million of advances and interest for 970 shares of no par value, 7 1/2% Cumulative Series A
Preferred Stock of Genencor (the "Series A Preferred Stock"), which shares were issued on May 5, 1992. As a result of the transactions noted above, Danisco and
Eastman each now owns 485 shares of the Series A Preferred Stock.

     35. Genencor's Restated Certificate of Incorporation describes the terms of the Series A Preferred Stock. Those terms include the following:

                                        8

     o    The holders of the Series A Preferred Stock are entitled to receive, when and as declared by the Genencor Board, out of funds legally available therefor, annual cumulative cash dividends of $7,500 per share, payable quarterly.

     o    The Genencor Board has the authority, but not the obligation, to cause
          Genencor to redeem the Series A Preferred Stock for $100,000 per share, plus accrued but unpaid dividends.

     o    Each share of Series A Preferred Stock has no voting rights except:
          (a) as required by law; (b) with respect to any matter being submitted to a vote of stockholders which would: (i) increase or decrease the par value or number of authorized shares of Series A Preferred Stock;
          or (ii) change any preferences, powers or rights of Series A Preferred
          Stock so as to affect them adversely; (c) to issue prior ranking preferred stock; and (d) to redeem any stock with respect to which the
          Series A Preferred Stock has a preference.

     o    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Genencor, the holders of the Series A
          Preferred Stock are entitled to receive on a pro rata basis, out of the net assets of Genencor, before any of the assets be distributed among or paid to the holders of the common stock or other preferred stock outstanding, if any, the sum of $100,000 per share plus accrued but unpaid dividends.

     36. The Genencor Board is not obligated to declare, and has never declared, dividends on the Series A Preferred Stock. However, under applicable accounting rules, Genencor is required to record (and has recorded) on its income statement a charge of approximately $7.3 million per year to reflect its dividend obligations with respect to the Series A Preferred Stock.

     37. The total redemption value of the Series A Preferred Stock at December
31, 2004, as reflected on Genencor's unaudited balance sheet, is approximately $
184.3 million.

                 AGREEMENTS AMONG GENENCOR, EASTMAN AND DANISCO

     38. Genencor has had commercial relationships with Danisco, Eastman and their predecessors for more than 10 years.

     39. In October 2000, Genencor signed an exclusive four-year agreement with
Danisco for the development of innovative bioingredients for the food industry.
During the years ended

                                        9

December 31, 2004 and 2003, Genencor received approximately $0.4 million and
$1.5 million, respectively, in fees and royalty revenues under this agreement.
Genencor's first product resulting from this collaboration was launched in July
2004.

     40. In the normal course of their businesses, pursuant to a development and commercialization agreement and a joint development and supply agreement with
Danisco, Genencor and Danisco purchase products from, and sell products to, one another. Danisco and its affiliates purchased products from Genencor for approximately $18.7 million and $13.0 million during the years ended December
31, 2004 and 2003, respectively. Genencor purchased products from Danisco and its affiliates for approximately $10.1 million and $10.0 million during the years ended December 31, 2004 and 2003, respectively. Danisco Animal Nutrition, the feed ingredients business unit of Danisco, was one of Genencor's five largest customers in 2003.

     41. During the last several months, Genencor, for itself and as a representative of Eastman, has been in discussions with a third party relating to a license to such third party of certain intellectual property "developed by
Genencor and/or Eastman" for a proprietary advanced process for the production of ascorbic acid, or vitamin C, from glucose. No agreement has yet been reached with respect to that license (the "License").

     42. Genencor and Eastman and Danisco, including their affiliates, are parties to a stockholder agreement dated July 25, 2000 and amended on February
16, 2001, November 15, 2002, April 2, 2003, and January 27, 2005 (the
"Stockholder Agreement").

     43. In connection with the Stockholder Agreement, each of Danisco and
Eastman were granted certain demand and "piggyback" registration rights that expire on August 2, 2010, unless terminated earlier in accordance with the terms of the Stockholder Agreement.

                                       10

     44. The Stockholder Agreement requires the Company to have a 10-member classified board of directors consisting of three directors nominated by
Eastman, three directors nominated by Danisco, Gencncor's Chief Executive
Officer, and three other directors. In connection with the Transaction (as defined herein), the board nomination and board composition rights noted above will terminate upon consummation of the Merger (as defined herein).

             CONSIDERATION OF A SERIES A PREFERRED STOCK TRANSACTION

     45. From time to time, Genencor and each of Danisco and Eastman discussed the possibility that Genencor would pay a dividend with respect to, and/or repurchase all or a portion of, the Series A Preferred Stock. Senior management of Genencor believed that the repurchase of the Series A Preferred Stock would be beneficial to Genencor for a number of reasons, including that it would result in an increase to Genencor's earnings per share and simplify Genencor's capital structure. Thus, elimination of the Series A Preferred Stock would result in an increase in the value of Eastman's and Danisco's common stock holdings.

     46. In September 2001, the Genencor Board formed a special committee (the
"First Special Committee") to consider, evaluate and/or negotiate a transaction involving the Series A Preferred Stock (a "Series A Transaction").

     47. Between February 2002 and October 2002, the First Special Committee,
together with legal and financial advisors, reviewed the Series A Preferred
Stock, considered possible redemption values for the Series A Preferred Stock, considered various ways in which to structure and finance a possible Series A
Transaction and discussed a possible Series A Transaction with Danisco and
Eastman. None of such discussions resulted in a Series A Transaction.

     48. In mid-2003, senior management of Genencor again began to consider whether and how Genencor should pursue a Series A Transaction. In June 2003, after internal preparation and

                                       11

review of a proposal relating to a Series A Transaction, senior management of
Genencor submitted to each of Danisco and Eastman a proposal with respect to
Genencor's possible redemption of the Series A Preferred Stock (the "1st Series
A Proposal"). The June 2003 Proposal contemplated the redemption of the Series A
Preferred Stock using the proceeds of a proposed new private placement debt financing to pay $97.0 million of the redemption value, with payment of the remainder of the redemption value to occur in installments over seven years.

     49. Between June 2003 and October 2003, senior management of Genencor and each of Danisco and Eastman discussed the terms of, and exchanged proposals with respect to, a possible Series A Transaction. The proposals provided by senior management of Genencor included:

     o    one in which Genencor would: (a) pay all accrued dividends on the
          Series A Preferred Stock (approximately $78.2 million as of September
          30, 2003) on September 30, 2003; (b) redeem Series A Preferred Stock with a redemption value of $22.0 million; and (c) convert the remaining Series A Preferred Stock with a redemption value of $75.0 million into a new series of preferred stock that would not have a cumulative dividend feature, but would have a liquidation preference and other terms to be agreed upon (the "2nd Series A Proposal"); and

     o    one in which Genencor would fully redeem the Series A Preferred Stock, including "principal" of $97.0 million and approximately $80.0 million in accumulated dividends (the "3rd Series A Proposal").

     50. In late October 2003, each of Danisco and Eastman separately determined that rather than continuing to pursue discussions with respect to a Series A
Transaction only, they preferred that Genencor expand its considerations to explore strategic alternatives, including the possible sale of Genencor to an unaffiliated third party or another transaction designed to reduce Danisco's and
Eastman's ownership interest in Genencor and provide liquidity for their
Genencor stock.

     51. After having explored strategic alternatives, as described below,
Genencor, Eastman and Danisco again entered into discussions concerning the possibility of a Series A Transaction. Specifically, management discussed the possibility of redeeming the Series A Preferred Stock at a

                                       12

14% discount (i.e., for 86% of its redemption value).

     52. Representatives of Eastman expressed a willingness to explore a sale of its Series A Preferred Stock back to Genencor at a 14% discount. However, the former members of the First Special Committee advised Genencor management that a
14% discount was insufficient and those discussions terminated.

     53. On October 21, 2004, senior management of Genencor submitted a proposal to each of Danisco and Eastman for the redemption of the Series A Preferred
Stock which called for the repayment of the entire $97.0 million in "principal"
and the payment of accrued and unpaid dividends at a rate of 50% of their $87.3 million book value, with both payments occurring on or around January 15, 2005, resulting in an approximate 25% discount on the full redemption value for the
Series A Preferred Stock (the "4th Series A Proposal").

     54. Throughout late October 2004 and early November 2004, senior management of Genencor continued to speak with senior management of Danisco and Eastman regarding a possible Series A Transaction. At the initiative of Genencor's management, discussions related to whether a 25% discount on the full redemption value would be acceptable and, if not, whether such a discount might be acceptable if the Genencor Board would consider declaring a cash dividend to all common stockholders of Genencor in an amount sufficient to result in a payment to Danisco and Eastman of an amount equal to the difference between the 14% and
25% discounts on the redemption value of the Series A Preferred Stock referred to above (the "5th Series A Proposal"). Collectively, the 1st, 2nd, 3rd, 4th and
5th Series A Proposals are referred to as the "Series A Proposals."

     55. In response to the 5th Series A Proposal, Eastman indicated that it might be willing to accept a 25% discount if the Genencor Board would declare a cash dividend to all common stockholders of Genencor in an amount sufficient to result in the payment to Eastman of the full 25%

                                       13

discount.

     56. Danisco did not respond to the 5th Series A Proposal.

               GENENCOR'S CONSIDERATION OF STRATEGIC ALTERNATIVES

     57. In July 2003, while Genencor, Danisco and Eastman were discussing a possible Series A Transaction, a third party strategic buyer expressed an interest in acquiring Genencor or an equity interest in Genencor, but did not submit any specific proposal at this time (the "July 2003 Expression of
Interest").

     58. On December 12, 2003, the board of directors of Genencor adopted resolutions which created a special committee, consisting of defendants Cozadd,
Mollica and Riedel to represent the interests of the Company's public shareholders in connection with the Strategic Process (the "Second Special
Committee"). The board also created a strategic committee, consisting of defendants Bjerre-Nielsen (a Danisco nominee), Rogers (an Eastman Nominee),
Bienaime (Genencor's CEO) and Cozadd (the "Strategic Committee"). The Strategic
Committee was empowered to direct any Strategic Process undertaken by Genencor, with input from the Second Special Committee.

     59. The Second Special Committee requested, but was denied, the authority to adopt a stockholder rights plan, commonly known as a "poison pill," which would have the effect of preventing each of Danisco and Eastman from selling its shares of common stock of Genencor to each other or to a third party.

     60. On January 6, 2004, the third party that had made the July 2003
Expression of Interest provided a proposal to Genencor management for a leveraged buyout of Genencor without specifying the price it was willing to pay for the Series A Preferred Stock or the common stock held by Genencor's public stockholders. The proposal did, however, assume a "blended offer price" for

                                       14

Genencor's common stock of $15.30 per share, with a premium to be paid to the public stockholders and a discount to be applied to Danisco's and Eastman's shares of common stock. Discussions with respect to this possible leveraged buyout ceased in early 2004 due to the Company's initiation of a formal process to consider strategic alternatives (the "Strategic Process"), including any sale transaction (a "Sale Transaction"). The third party bidder ultimately was not invited to participate in this process because its bid was determined to be not attractive as compared to other bids.

     61. During January and February 2004, the Strategic Committee retained
Lehman Brothers Inc. ("Lehman") as its financial advisor to assist it in connection with the Strategic Process. The Second Special Committee retained
Heller Ehrman White & McAuliffe LLP ("Heller Ehrman") and Morris, Nichols, Arsht
& Tunnell ("Morris Nichols") as its legal advisors, but did not retain a financial advisor at this time. Heller Ehrman previously served as counsel to the First Special Committee formed in 2001 to explore the possibility of a
Series A Transaction. Morris Nichols previously served as Delaware counsel to
Genencor.

     62. Prior to commencement of the Strategic Process, in March 2004, the
Genencor Board approved amendments to the existing employment agreements of
Genencor's executive officers to provide for "enhanced severance" in the event an employee were terminated without cause or constructively terminated following a change in Genencor's ownership or control in which more than 50 percent of
Genencor's outstanding Shares are acquired by an unaffiliated third party.

     63. Between April and July 2004, Lehman contacted 17 potential strategic buyers and four potential financial buyers with respect to a potential Sale
Transaction. Of these, seven of the potential strategic buyers and three of the potential financial buyers were provided with a Confidential Descriptive
Memorandum prepared by Genencor management containing certain

                                       15

historical and projected financial information with respect to Genencor. Of those, two strategic and four financial buyers submitted proposals.
Specifically, the proposals included the following terms:

--------------------------------------------------------------------------------
Strategic Buyer #1   5-2-04: $13 - $16 per share in cash (bioproducts business
                     only; unable to assign any value to health care business);
                     NO MENTION OF SERIES A STOCK.

                     9-l-04: Purchase of Genencor for a combination of cash and shares of a newly issued class of preferred stock. The
                     common stock of Genencor held by the public stockholders
                     would be acquired for cash. THE COMMON AND PREFERRED STOCK
                     OF GENENCOR HELD BY DANISCO AND EASTMAN WOULD BE ACQUIRED
                     FOR A COMBINATION OF CASH AND SHARES OF A NEW SERIES OF
                     PREFERRED STOCK OF THE BUYER.

                     9-21-04: Not able to propose a value for Genencor at or
                     above its current market price, but would consider either:
                     (a) a purchase of Genencor's non-health care assets; or (b)
                     partnering with one of Genencor's principal stockholders to purchase the shares of outstanding stock of Genencor (other than the shares held by such principal stockholder).

                     9-28-04: proposal of $700 million acquisition of the assets of Genencor's bioproducts business.
--------------------------------------------------------------------------------
Strategic Buyer #2   5-26-04: Assuming an enterprise value for Genencor of $1.13 billion, $16.50 - $17.00 per share in cash for all of the
                     common stock of Genencor. NO MENTION OF THE SERIES A
                     PREFERRED STOCK.
--------------------------------------------------------------------------------
Financial Buyer #1   5-21-04: Assuming a cash-free, debt-free enterprise value
                     of $750 million--$800 million, either (1) Financial Buyer
                     #1 takes Genencor private; transaction contemplated sale or spin off of health care business; if health care business
                     sold or spun off prior to going private transaction, the
                     cash or spin off shares go to existing shareholders; no
                     value assigned to health care business if divested after
                     going private transaction; total consideration would be
                     divided between the holders of the Series A Preferred Stock and the holders of the common stock in whatever manner
                     Genencor's board determined; or (2) Financial Buyer #1
                     purchases Danisco's and Eastman's shares and helps Genencor implement a leveraged recapitalization; possible redemption of the Series A Preferred Stock at a price to be negotiated between Genencor and the holders of the Series A Preferred
                     Stock.

                     7-8-04: Same proposals as above, but with increased assumed enterprise value of $860 million--$920 million.
--------------------------------------------------------------------------------
Financial Buyer #2   6-2-04: Stock deal assuming enterprise value for the
                     bioproducts business only of between $850 million and $925 million on a cash-free, debt-free, working capital neutral basis. NO MENTION OF SERIES A PREFERRED STOCK.
--------------------------------------------------------------------------------

                                       16

--------------------------------------------------------------------------------
Financial Buyer #3   JUNE 2004: verbally expressed interest in bioproducts
                     business only; valuation not stipulated.

                     7-2-04: enterprise value range for bioproducts business of
                     $750 million on a cash-free, debt-free basis. Interested in developing a plan for separating the bioproducts business
                     from the health care business. NO MENTION OF SERIES A
                     PREFERRED STOCK.
--------------------------------------------------------------------------------
Financial Buyer #4   6-30-04: preliminary value range of $875-$950 million (net of Genencor cash) for "the Business." WOULD BE WILLING TO
                     OFFER HOLDERS OF SERIES A PREFERRED STOCK OPTIONS IN THE
                     NEWLY-CAPITALIZED COMPANY.
--------------------------------------------------------------------------------

     64. In early July 2004, UBS Securities ("UBS") was engaged as the financial advisor to the Second Special Committee.

     65. Also in early June 2004, the Genencor Board approved a $5.0 million
"transaction bonus pool" to be awarded in certain instances in connection with a change in Genencor's ownership or control.

     66. On July 7, 2004, potential Strategic Buyer #2 notified Lehman that it was withdrawing from the bidding process. The Strategic Committee confirmed its determination to keep the financial sponsors in the bidding process (other than
Financial Sponsor #3) but to first explore a Sale Transaction with potential
Strategic Buyer #1.

     67. After being informed by each of Danisco and Eastman of their lack of interest in pursuing discussions with potential Strategic Buyer #1 because of the proposed structure of the proposal, and specifically the treatment of their
Series A holdings in the proposal, the Strategic Committee (with the concurrence of members of the Second Special Committee) concluded that any further discussions with the potential strategic buyers and financial sponsors in the
Strategic Process should be terminated.

                                       17

                       DANISCO OFFERS TO ACQUIRE GENENCOR

     68. On December 1, 2004, Danisco advised Genencor management that it was in discussions to buy Eastman's common shares at $14 per share, and to buy its
Series A Preferred Stock at a discount to its liquidation preference, and expressed an interest on behalf of Danisco in entering into an agreement with
Genencor to acquire the balance of the Company's common stock through a tender offer. Danisco then delivered a letter to defendant Bienaime outlining its proposal (the "Danisco Proposal"). On the day before Danisco advised Genencor of the Danisco Proposal, Genencor common stock trading closed at $16.16.

     69. Pursuant to the terms of the Danisco Proposal, among other things,
Danisco would acquire all of the Genencor shares held by minority stockholders by means of an agreed tender offer at a price of $17.00 per share, followed by a short form merger.

     70. In response to the Danisco Proposal, Genencor formed a third special committee comprised of defendants Cozadd, Mollica and Riedel (the "Third Special
Committee") to review and consider the Danisco Proposal. The Third Special
Committee renewed the engagement of Morris Nichols and Heller Ehrman as its legal advisors, and UBS as its financial advisor.

     71. At a December 9, 2004 meeting of the Third Special Committee, Cozadd reported that management was in the process of updating Genencor's long-term financial plan to account for new developments since the preparation of the long-term financial plan for the Strategic Process.

     72. On December 13, 2004, Genencor management advised the Third Special
Committee of the changes it was considering for the revised financial plan.
After discussion, the Third Special Committee agreed with management that certain changes were appropriate, such as the inclusion in the financial plan of
"specific projects" that did not yet have board approval, but that the Third
Special Committee believed were likely to be entered into. The Third Special
Committee also

                                       18

authorized management to make adjustments in its model to reflect the current value of the Euro and "changes in the business environment" since the Strategic
Process.

     73. On December 16, 2004, Genencor management delivered its revised long-term financial plan (the "Revised Financial Plan") to the Third Special
Committee and UBS.

     74. The Third Special Committee instructed UBS to indicate to Danisco's financial advisor that based on a number of factors, including the Revised
Financial Plan, the price specified in the Danisco Proposal was unacceptable.

     75. By January 16, 2005, Danisco and Eastman had reached a preliminary understanding for the purchase by Danisco of all of Eastman's common and preferred shares for a total purchase price of $419 million.

     76. After further negotiations between the Third Special Committee and
Danisco, the parties reached an agreement in principle for a price to the public stockholders of Genencor of $19.25 per share.

     77. On January 25, 2005, Genencor learned that one of the projects contemplated in management's Revised Financial Plan would not go forward as reflected therein. Management accordingly revised its long-term financial plan to reflect this new development (the "Second Revised Financial Plan"). However, the Third Special Committee and UBS purportedly decided that the financial data reflected in management's plan with such project as originally conceived versus the financial data reflected in management's plan updated with respect to such project did not vary significantly and did not materially impact the financial analysis of the cash consideration in the Transaction. Thereafter, on January
26, 2005, the board convened and voted in favor of entering into the Merger
Agreement (as defined below).

                                       19

                    THE MERGER AGREEMENT AND THE TENDER OFFER

     78. On January 27, 2005, Genencor announced that it had entered into an acquisition agreement with Danisco (the "Merger Agreement") pursuant to which
Danisco would commence an offer to purchase all of the common stock not already held by Danisco or Eastman for $19.25 per share in cash (the "Tender Offer") to be followed by a second-step merger (the "Merger"). Collectively, the Tender
Offer and the Merger are referred to as the "Transaction."

     79. Genencor also announced that Eastman agreed to sell its interest in
Genencor to Danisco in a transaction worth about $419 million in cash (the
"Eastman Transaction"). Pursuant to the terms of the Eastman Transaction,
Danisco will pay $15 for each common share and a total of $44 million for the outstanding preferred stock of Genencor held by Eastman.

     80. Pursuant to the terms of the Merger Agreement, all outstanding stock options, stock appreciation rights, restricted stock and units of common stock held under Genencor's Stock Option and Stock Appreciation Rights Plan or under its 2002 Omnibus Incentive Plan, whether or not such awards have otherwise become vested or exercisable, will be cashed out in a lump sum payment based upon the price of $19.25 or such higher price as may be paid pursuant to the
Offer.

     81. For defendant Bienaime, this lump sum payment, together with payment on shares that he intends to tender in the Offer, will total approximately $6.5 million. According to the Tender Offer Statement, in certain instances, a
"change in control price" may be payable under the applicable plan, if that price is higher than the price paid in the Offer. As of January 31, 2005, the members of the Third Special Committee had options for 158,997 shares. Genencor officers had unvested options for 1,054,343 shares (with an average price of
$14.65) and 113,700 shares of restricted stock. The officers of Genencor will be the officers of the surviving company.

                                       20

     82. The Merger Agreement provides that, if the Tender Offer is completed but Danisco and its subsidiaries own less than 90% of the outstanding shares,
Danisco may exercise an option (the "Topping Option") to acquire a sufficient number of shares, at the Offer price, in exchange for cash or (at the election of Danisco) a promissory note of Danisco, so that immediately after exercising the Topping Option, Danisco will have a sufficient number of shares to effect a
"short form" merger.

        THE MATERIALLY MISLEADING AND/OR INCOMPLETE DISCLOSURE DOCUMENTS

     83. On February 15, 2005, Danisco commenced the Tender Offer by filing a tender offer statement with the SEC on Form SC TO-T (the "Tender Offer
Statement"). On that same date, Genencor filed a recommendation statement with the SEC on Form SC 14D9 (the "Recommendation Statement") and a Form SC 13E3 (the
"13E3") in connection with the Transaction. Collectively, the Tender Offer
Statement, the Recommendation Statement and the 13E3 are referred to herein as the "Disclosure Documents."

     84. Despite the fact that the Company's 2004 financial results were readily available, having been reported on February 10, 2005 (as discussed herein), these most recent results are not disclosed in the Disclosure Documents.

     85. In addition, notwithstanding the fact that Genencor shareholders are being asked to "cash-in" their equity interest in the Company as a stand-alone entity, defendants have failed to provide the Company's public shareholders with material information and/or have provided them with materially misleading information concerning the Eastman Transaction, the value of Genencor, and the interests of Genencor's officers and directors in the Transaction.

                                       21

          The Value of Genencor - The Health Care Business

     86. The financial advisor to the Third Special Committee, UBS, has opined that the terms of the Tender Offer and the Merger are fair, from a financial point of view, to Genencor's public shareholders who are unaffiliated with
Genencor, Eastman and/or Danisco.

     87. The Tender Offer Statement indicates, conveniently for UBS, that:

     In connection with its review, with the Special Committee's consent, UBS did not assume any responsibility for independent verification of any of the information that UBS was provided or reviewed for the purpose of its opinion and, with the Special Committee's consent, UBS relied on that information being complete and accurate in all material respects. In addition, at the Special Committee's direction, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Genencor and was not furnished with any evaluation or appraisal. With respect to the financial forecasts and estimates that it reviewed, UBS assumed, at the Special Committee's direction, that such forecasts, as adjusted, were reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the future financial performance of Genencor. UBS' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and information made available to UBS as of, the date of its opinion.

     88. Based on financial information (including projections and forecasts)
provided to it by Genencor management, UBS "valued" Genencor's health care business (the "Health Care Business") at as little as NEGATIVE $170 MILLION, representing a drain of more than $3 per share in value to Genencor shareholders. In fact, the information in the Disclosure Documents concerning the Health Care Business suggests that, despite the fact that the Company expects SIGNIFICANT revenues for the Health Care Business, it NEVER expects the
Health Care Business to be profitable.

     89. The valuation is flawed, however, for at least four reasons. First, it is contradicted by the Company's own statements concerning the Health Care
Business at the recent JPMorgan Healthcare Conference. At the January 10, 2005
JPMorgan Healthcare Conference, defendant Bienaime made a presentation during which he touted the "Significant Progress in 2004" of the Health Care Business.
Among other things, he noted the following:

                                       22

     o    the Company's recent Innogenics deal "demonstrates value creation capability of the Health Care Business"

     o    the Company had its first major revenue deal - the sale of Immunother in 2004

     o    in-licensing opportunities (NCI)

     o    the Health Care Business has a "Solid Pipeline, Strong Momentum"

     o    financial highlights for 2004 and guidance for 2005 as of 12/04

     90. Second, it is contradicted by both the Company and it's financial advisor, Lehman. In the materials prepared by Lehman and presented to the
Genencor board during the Strategic Process, Lehman valued the Health Care
Business at between $0 and $100 million. And, in a memorandum prepared by
Genencor management IN MARCH 2004, Genencor valued the principal and accreted dividends at $100 million. This represents approximately $1.75 per share in value to Genencor.

     91. Third, the assumptions underlying the negative valuation are questionable at best. Specifically, although Genencor management has projected revenues for the Health Care Business of nearly $280 million, the Health Care
Business is not expected to be profitable EVER. It is not only questionable that any company could go from zero to $280 million in revenues without making any money, but, more importantly, there needs to be some credit somewhere for a positive terminal value. Specifically, a company needs to show where down the road the company and its shareholders will get credit for all of the investment they are making. Genencor management does no such thing. And, while UBS is not required to defend management's numbers, it certainly has to recognize the implications of those numbers and reflect that in its conclusions. Otherwise, shareholders will certainly be misled by those conclusions.

                                       23

     92. Fourth, there is no basis for Danisco to benefit from this negative valuation as they will control the entire company and can simply shut down the
Health Care Business, thus immediately eliminating any drain caused by it.
However, by accepting a value for the Health Care Business of as little as negative $170 million in connection with the Transaction, UBS's analysis helps
DANISCO by undervaluing Genencor's common stock by as much as $5 per share.

                          UBS - Conflicts and Analyses

     93. The Tender Offer Statement indicates that UBS has a prior relationship with Danisco. Specifically, the following disclosure is made: "An affiliate of
UBS provided certain financial advisory services to Danisco in 2001, for which services UBS and such affiliates received compensation of approximately $1.5 million." There is no disclosure in the Disclosure Documents about whether UBS has provided any services to Eastman in the past or whether UBS expects to provide any services to Danisco and/or Eastman in the future.

     94. In addition, the Tender Offer Statement indicates that "in the ordinary course of business, UBS, its successors and affiliates may hold or trade securities of Genencor, Danisco and Eastman for their own accounts and accounts of customers and, accordingly, may at any time hold a long or short position in such securities." Because the Board has relied on UBS's analyses and fairness opinion in recommending that Genencor shareholders tender their shares to
Danisco, additional disclosure is required concerning the nature and extent of any interest that UBS has in Genencor, Danisco and/or Eastman in order for
Genencor shareholders to evaluate the independence of UBS.

     95. The information in the Disclosure Documents concerning the analyses performed by UBS in connection with the Transaction are also deficient.
Specifically, additional information is needed concerning the assumptions, calculations and adjustments made by UBS in its comparable

                                       24

companies analysis and discounted cash flow analysis. Without this information,
Genencor shareholders are unable to see for themselves the basis for UBS's ultimate conclusion that the Transaction is fair to them from a financial point of view. Genencor shareholders need to understand how UBS arrived at its conclusions in order to properly evaluate those conclusions and decide whether or not to tender their shares and/or seek appraisal in connection with the
Merger.

            Benefits to Genencor Officers and Directors in the Merger

     96. The Tender Offer Statement indicates that "[a] number of the directors and officers of Genencor hold stock options and similar awards under Genencor's compensation plans. At the time of the merger, those awards will be paid out in cash, whether or not they are vested. The total amount of those payments will be approximately $22.3 million." There is no disclosure concerning the amounts payable to the Individual Defendants including, but not limited to, the members of the Third Special Committee who will (by virtue of their options) benefit from these payments.

     97. The Disclosure Documents indicate that the current officers of Genencor will be the officers of the surviving corporation. However, there is no disclosure concerning whether any of the Genencor officers and/or directors will be entitled to any other pecuniary benefits in connection with the Transaction, including, but not limited to, severance payments and/or consulting or employment agreements with Danisco (or any of its affiliates) upon consummation of the Merger.

     98. The Tender Offer Statement indicates that Danisco "shall use its best efforts to cause the person listed on Exhibit C to the [Merger] Agreement... to be the directors of the [s]urviving [c]orporation." However, there is no Exhibit
C attached to the Merger Agreement that has been made publicly available for viewing by the SEC. Thus, stockholders are not in a position to evaluate any potential conflicts or self-interest in connection with the Third Special
Committee's consideration of the Transaction.

                                       25

     99. In addition, as noted herein, the Tender Offer statement indicates that, throughout the process of the Company's consideration of strategic alternatives, and the negotiation of the Transaction, the Company entered into amended employment agreements with certain Genencor officers and/or directors and established a "transaction bonus pool" from which monetary bonuses would be awarded in certain instances in connection with a change in Genencor's ownership or control. There is no disclosure in the Disclosure Documents, however, concerning the total amounts payable to each of the Individual Defendants in connection with the Transaction.

                             The Eastman Transaction

     100. The defendants' statements in the Disclosure Documents suggest that, in connection with the Transaction, Genencor's minority public shareholders are getting more for their equity interests in the Company because Eastman has agreed to take less for its equity interests in the Company.

     101. As discussed above, in 2003, Genencor proposed to pay Eastman and
Danisco the full value of the principal and undeclared dividends on its Series A
Preferred stock, representing a payment in the amount of $88.5 million to
Eastman. For undisclosed reasons, Eastman and/or Danisco did not accept this proposal. Later, Eastman indicated that it would consider a 25% discount on the value of its preferred holdings if the Genencor Board would declare a cash dividend to all common stockholders of Genencor in an amount sufficient to result in the payment to Eastman of the full 25% discount. Eastman ultimately rejected all five of the Series A Proposals, each of which would have provided it with nearly full value for its Series A Preferred Stock.

     102. Now, Eastman has agreed to not only sell its preferred holdings at more than a 50% discount, but has also agreed to sell its common stock holdings at a discount to the value being offered to Genencor's public shareholders.
Specifically, Eastman has agreed to accept $419 million

                                       26

     for its interests in Genencor. According to the Disclosure Documents,
Eastman has agreed to accept $15.00 per common share plus $44 million for its preferred holdings. The $15.00 for each common share owned by Eastman is $4.25
LESS than the consideration being offered to the Company's public shareholders, representing a total DISCOUNT OF MORE THAN $100 MILLION based on the 25 million shares of common owned by Eastman. The $44 million price for Eastman's preferred shares represents MORE THAN A 50% DISCOUNT to the $92.2 redemptive value of those shares. Even if the entire purchase amount is allocated to Eastman's common stock holdings, this represents only $16.76 per share, still a discount to the price being offered to Genencor's public shareholders. And, that scenario assigns no value to Eastman's preferred holdings which Genencor itself values at approximately $90 million. However one looks at it, EASTMAN IS GIVING UP OVER
$150 MILLION.

     103. Other than a generalized statement about a desire to monetize its interests in Genencor, there is no disclosure in any of the Disclosure Documents of any valid business purpose for Eastman's decision to give up more than $150 million. In light of Eastman's previous rejection of the Series A Proposals, all of which would have provided Eastman with full value for its interests in
Genencor, it is simply inconceivable that Eastman, as a controlling shareholder of Genencor, would now willingly agree to give up more than $150 million, and all of the upside potential of Genencor, to Danisco. Unless, of course, it really isn't.

     104. As mentioned above, during the past several months, while the negotiations of the Transaction were ongoing, Genencor and Eastman were in discussions with a third party relating to a license to such third party of certain intellectual property "developed by Genencor and/or Eastman." The Tender
Offer Statement indicates only that no agreement has yet been reached with respect to the License. However, there is no disclosure concerning (a) the estimated value of the License; (b) who will acquire the rights to the intellectual property that is the subject of the License

                                       27

upon consummation of the Merger - Eastman or Danisco (as successor in interest to Genencor); or (c) whether Eastman will receive any payments relating to the
License in connection with the Transaction.

     105. Lastly, UBS performed certain analyses concerning the valuation of the
Series A Preferred Stock. The disclosures concerning UBS's valuation of the
Series A Preferred Stock are misleading. Specifically, among other things, UBS applies the same 11-14% discount rates in its analysis of the Series A Preferred
Stock that it applies in its analysis of the Company and the common stock. As detailed above, the Series A Preferred Stock owned by Eastman has a total redemption value of $92.12 million. Because of the rights and preferences associated with the Series A Preferred Stock, there is no basis for applying such a discount when valuing the Series A Preferred Stock. Doing so ignores the actual intrinsic value of that stock and improperly and misleadingly implies to
Genencor's public shareholders that it has none.

     106. Without additional disclosure concerning (a) the basis for Eastman's decision to enter into the Eastman Transaction, (b) Eastman's continuing interest in the License, and (c) the value of that interest, Genencor's public shareholders cannot properly evaluate the consideration being offered to them in the Transaction vis-a-vis the consideration and/or other benefits being offered to Eastman. Moreover, there is no disclosure concerning whether UBS considered what Eastman is getting in the Eastman Transaction in reaching its conclusions that the Transaction is fair, from a financial point of view, to Genencor's minority public shareholders. These considerations bear directly on the public shareholders' evaluation of the fairness of the process conducted by the defendants in connection with the Transaction.

                                       28

                 DEFENDANTS' BREACHES OF THEIR FIDUCIARY DUTIES

     107. As controlling shareholders, Danisco and Eastman owe a duty of undivided loyalty to the Genencor's minority public shareholders. Under the circumstances here, the defendants also owe an obligation of entire fairness with respect to the Tender Offer and the Merger.

     108. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiffs and the other members of the Class, and have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of Genencor.

     109. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiffs and other members of the
Class.

     110. The initiation and timing of the Tender Offer and the Merger are a breach of the defendants' duty of loyalty and constitute unfair dealing. The transactions were initiated and timed by Danisco and Eastman and their affiliates and associates, including their designees to the Genencor board.

     111. The announcement of the proposed transaction was timed to place an artificial lid on the market price of Genencor's stock so that the market would not reflect the Company's improving potential, as discussed herein, thereby purporting to justify an unreasonably low price.

     112. The negotiation and board approval of the Transaction could not replicate arm's- length negotiations between truly independent parties. The majority of the members of the Genencor board are affiliated with Danisco and
Eastman. Although Genencor has a separate Nominating and Governance Committee, it is dominated by Eastman and Danisco, being comprised of two Eastman nominees, one Danisco nominee and defendant Mollica. For example, as discussed herein,
Danisco and Eastman refused to empower the Third Special Committee to truly negotiate at arm's-length.

                                       29

     113. Because the Individual Defendants dominate and control the business and corporate affairs of Genencor, and are in possession of private corporate information concerning Genencor's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Genencor which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

     114. The consideration being offered in connection with the Transaction is unfair and inadequate and fails to offer fair value to the Company's shareholders for their equity interests in Genencor because, among other things:
(a) the intrinsic value of Genencor is materially in excess of the amount offered in the Transaction, giving due consideration to the Company's superior products, record revenues, significant growth, and cash flow; (b) the defendants timed the Transaction to deny Class members the opportunity to enjoy the benefits of the Company's recent investment of $200 million in research and development and the $56 million reduction of debt; and (c) the Transaction is designed to benefit Eastman and Danisco at the expense of Genencor's minority public shareholders.

     115. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiffs and the other members of the
Class.

     116. As a result of defendants' self-dealing, plaintiffs and the Class will suffer irreparable injury.

     117. As set forth above, the Disclosure Documents contain misleading information and omit material information concerning the Eastman Transaction, the value of Genencor, and the interests of Genencor's officers and directors in the Transaction.

                                       30

     118. Without material and accurate information, Genencor shareholders cannot possibly make an informed judgment concerning whether to tender their shares in the Tender Offer or seek appraisal in connection with the Merger.

     119. Defendants, in breach of their fiduciary duty of candor, have stranded
Genencor shareholders without material information necessary to make an informed decision concerning the Transaction.

     120. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiffs and the Class, and may consummate the proposed transactions which will exclude the Class from its fair share of
Genencor's valuable assets and businesses, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.

     WHEREFORE, plaintiffs pray for judgment and relief as follows:

     A. Ordering that this action may be maintained as a class action and certifying plaintiffs as Class representatives;

     B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transactions;

     C. In the event the Transaction is consummated, rescinding it and setting it aside or awarding rescissory damages to plaintiffs and the other members of the Class;

     D. Directing defendants to account to plaintiffs and the other members of the Class for their damages sustained as a result of the wrongs complained of herein;

     E. Awarding plaintiffs the costs of this action, including a reasonable allowance for plaintiffs' attorneys' and experts' fees and expenses;

                                       31

     F. Granting such other and further relief as this Court may deem just and proper.

                                    ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                                    By: /s/ Carmella P. Keener
                                        ----------------------------------------
                                        Carmella P. Keener (DSBA No. 2810)
                                        919 N. Market Street, Suite 1401
                                        Citizens Bank Center
                                        Wilmington, DE 19899
                                        (302) 656-4433

                                    Delaware Liaison Counsel for Plaintiffs

WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
(212) 759-4600

THE BRUALDI LAW FIRM
29 Broadway, Suite 2400
New York, NY 10006
(212) 952-0602

THE WEISER LAW FIRM, P.C.
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087
(610) 225-2677

Plaintiffs' Co-Lead Counsel

                                       32